Prudential Investments LLC

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102

June 1, 2015

The Board of Trustees
Prudential Investment Portfolios 9
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

Re:	PrudentiaL REAL ESTATE INCOME Fund

To the Board of Trustees:

Prudential Investments LLC has contractually agreed, through February 28, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, taxes, brokerage, dividend and interest expenses related to short sales, extraordinary and certain other expenses) of each class of shares to 1.10% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President